Exhibit 6. Identification of conflicts of interests relating to the issuance of credit ratings.
☒ Exhibit 6 is attached to and made a part of this Form NRSRO.

The following conflicts and potential conflicts relate to the issuance of credit ratings. Policies and procedures to address and manage these conflicts are included with Exhibit 7.

- The NRSRO is paid by issuers or underwriters to determine credit ratings with respect to securities or money market instruments they issue or underwrite.

- The NRSRO is paid by obligors to determine credit ratings of the obligors.

- The NRSRO is paid for services in addition to determining credit ratings by issuers, underwriters, or obligors that have paid the NRSRO to determine a credit rating.

- The NRSRO and/or its affiliates are paid by persons for subscriptions to receive or access the credit ratings of the NRSRO and/or for other services offered by the NRSRO where such persons may use the credit ratings of the NRSRO to comply with, and obtain benefits or relief under, statutes and regulations using the term "nationally recognized statistical rating organization."

- The NRSRO and/or its affiliates are paid by persons for subscriptions to receive or access the credit ratings of the NRSRO and/or for other services offered by the NRSRO where such persons also may own investments or have entered into transactions that could be favorably or adversely impacted by a credit rating issued by the NRSRO.

- The NRSRO may issue or maintain a credit rating for a security or money market instrument issued by an asset pool or as part of an asset-backed or mortgage-backed securities transaction that was paid for by the issuer, sponsor, or underwriter of the security or money market instrument.

- Persons within the NRSRO and/or the NRSRO's affiliates:
  i. may directly own securities or money market instruments of, or have other direct ownership interests in, obligors or issuers subject to a credit rating determined by the NRSRO;
  ii. may have business relationships or other relationships or dealings in addition to arms-length ordinary course business relationships with issuers or underwriters of rated securities, obligors or issuers subject to a credit rating determined by the NRSRO, or persons using NRSRO's ratings for regulatory purposes; and
  iii. may use the Applicant's ratings to comply with, and obtain benefits or relief under, statutes and regulations using the term "nationally recognized statistical rating organization."

- Confidential information obtained or developed in the course of the rating process may be relevant to other services provided by the NRSRO's affiliates.

- Members of the Board of Directors of S&P Global Inc. (the NRSRO's parent company) and its affiliates may be affiliated with obligors or issuers subject to a credit rating determined by the NRSRO.

- Officers of S&P Global Inc. (the NRSRO's parent company) and its affiliates may serve on the boards of directors of obligors or issuers subject to a credit rating determined by the NRSRO.

- The NRSRO may rate issuers and obligors that are significant shareholders of S&P Global Inc.